UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

MBIA Capital /
Claymore Managed Duration Investment Grade Municipal Fund
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

55266X100
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 12, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 532,492
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 532,492
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 532,492
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 532,492
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 532,492
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 532,492
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 162,954
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 162,954
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,954
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON WESTERN INVESTMENT ACTIVISM PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,531
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 13,531
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 182,796
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 182,796
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,796
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 172,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 172,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,928
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 78,928
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,928
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON BENCHMARK PLUS PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,173
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 39,173
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,173
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON BENCHMARK PLUS MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 118,101
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 118,101
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON ROBERT FERGUSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 118,101
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 118,101
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON SCOTT FRANZBLAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 118,101
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 118,101
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55266X100

The following constitutes Amendment No. 2 the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Since the filing of Amendment No. 1, Gregory R. Dube ceased to be a member of the Section 13(d) group and, accordingly, a Reporting Person with respect to the Issuer. The remaining Reporting Persons will continue filing, as a group, statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 532,492 Shares beneficially owned by WILLC is approximately $6,182,926.  The Shares beneficially owned by WILLC consist of 1,011 Shares, 1,000 of which were acquired with WILLC’s working capital and 11 of which were acquired through the Issuer’s dividend repurchase plan, 162,954 Shares that were acquired with WIHP’s working capital, 13,531 Shares that were acquired with WIAP’s working capital, 182,796 Shares that were acquired with WITRP’s working capital and 172,200 Shares that were acquired with WITRL’s working capital.

The aggregate purchase price of the 118,101 Shares beneficially owned by BPM is approximately $1,406,060.  The Shares beneficially owned by BPM consist of 78,928 Shares that were acquired with BPIP’s working capital and 39,173 Shares that were acquired with BPP’s working capital.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On May 22, 2009, WIHP delivered a letter to the Corporate Secretary of the Issuer submitting, pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a proposal for inclusion in the Issuer’s proxy for the 2009 Annual Meeting and to be voted on at the 2009 Annual Meeting (the “14a-8 Proposal”).  WIHP’s proposal follows:

The shareholders of the Issuer request that the Board of Trustees of the Issuer (the “Board”) take the necessary steps to declassify the Board so that all trustees are elected on an annual basis and do so in a manner that does not affect the unexpired terms of the previously elected trustees.

WIHP has submitted the proposal because it believes the annual election of all trustees encourages board accountability to its shareholder constituents.  Currently, the Board is divided into three classes serving staggered three-year terms.  It is WIHP’s belief that the classification of the Board is evidence that the Board is not acting in the best interests of shareholders because a classified board protects the incumbents, which in turn dilutes the voice of shareholders and limits board accountability to shareholders.  If WIHP’s proposal is approved by shareholders and adopted by the Board, the Board will take steps to have all trustees elected annually, without affecting the unexpired terms of previously elected trustees.  As a result, after the phase-in, all trustees would be subject to annual review by shareholders.

WIHP believes that the performance of management and the Board is now being more strongly tested due to economic conditions – accountability for performance must be given to the shareholders whose capital has been entrusted in the form of share investments.  WIHP believes it is imperative that the Board align its interests with those of shareholders, particularly in light of the fact that trustees collectively own an aggregate of less than $10,000 worth of the Shares.

CUSIP NO. 55266X100

Historically, the Issuer has suffered large losses due, in part, to excessive leverage.  This decision to incur excessive leverage further hurt shareholders by resulting in an increase in fees paid to management.  The Issuer has also failed to make repurchases of the Shares when the Shares traded at a significant discount to net asset value, which purchases would have been accretive to shareholder value and earnings per share.  These actions or lack thereof by the Board have had the effect of maximizing fees paid to management, not returns to shareholders.  In fact, from inception through March 31, 2009, the Issuer has underperformed the low cost Vanguard Long-Term Tax-Exempt Fund by approximately 30%.

In the current economic climate, board focus on maximizing shareholder value is of the highest importance.  WIHP believes that enacting this proposal would provide shareholders with the opportunity to annually evaluate and weed out ineffective trustees, thereby serving to keep the Board focused on performance and maximizing shareholder value.

On June 5, 2009, WIHP received a letter from the Issuer stating that the Issuer intended to exclude the 14a-8 Proposal from its proxy statement because the Issuer believes that WIHP is not eligible to submit the 14a-8 Proposal because WIHP has not continuously held for at least one year at least $2,000 in market value, or 1% of the Issuer’s securities entitled to be voted on the 14a-8 Proposal.  WIHP disagrees with the Issuer’s conclusion and believes that the Issuer is seeking to exclude the 14a-8 Proposal merely to interfere with WIHP’s rights as a shareholder of the Issuer, as well as to prevent other shareholders from exercising their valid rights as shareholders.  WIHP intends to take any and all action permitted to ensure that the 14a-8 Proposal is included in the Issuer’s proxy statement.

On May 29, 2009, WILLC submitted a letter to the Issuer requesting, among other things, a list of shareholders of the Issuer and a true and correct copy of the Issuer’s current Bylaws (the “Demand Letter”).  WILLC’s purpose in requesting this information was to enable communication with the Issuer’s shareholders on matters relating to WILLC’s and their mutual interests as shareholders of the Issuer, including, without limitation, relating to the 14a-8 Proposal, and other proper matters to be considered at the Issuer’s 2009 Annual Meeting.

On June 5, 2009, WILLC received a letter from the Issuer rejecting the requests made in the Demand Letter because, according to the Issuer, WILLC did not establish a proper purpose for inspecting the information identified in the Demand Letter.  WILLC believes that its purpose was proper and that the Issuer, by refusing to provide the information requested in the Demand Letter, is in violation of law and is interfering with WILLC’s fundamental rights as a shareholder of the Issuer.  WILLC intends to take any and all action necessary to enforce its rights as a shareholder of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 7,935,591 Shares outstanding, which is the total number of Shares outstanding as of January 31, 2009, as reported in the Issuer’s Certified Shareholder Report of Registered Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on April 2, 2009.

As of the close of business on June 15, 2009, WIHP, WIAP, WITRP and WITRL beneficially owned 162,954, 13,531, 182,796 and 172,200 Shares, respectively, representing approximately 2.1%, less than 1%, approximately 2.3%, and approximately 2.2% respectively, of the Shares outstanding.  As the managing member of WIAP, the general partner of each of WIHP and WITRP and the investment manager of WITRL, WILLC may be deemed to beneficially own the 531,481 Shares owned in the aggregate by WIHP, WIAP, WITRP and WITRL, constituting approximately 6.7% of the Shares outstanding, in addition to the approximately 1,011 Shares it holds directly.  As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 532,492 Shares beneficially owned by WILLC, constituting approximately 6.7% of the Shares outstanding.

CUSIP NO. 55266X100

As of the close of business on June 15, 2009, BPIP and BPP beneficially owned 78,928 and 39,173 Shares, respectively, constituting less than 1% and less than 1% respectively, of the Shares outstanding.  As the managing member of each of BPIP and BPP, BPM may be deemed to beneficially own the 118,101 Shares owned in the aggregate by BPIP and BPP, constituting approximately 1.5% of the Shares outstanding.  As managing members of BPM, Messrs. Franzblau and Ferguson may be deemed to beneficially own the 118,101 Shares beneficially owned by BPM, constituting approximately 1.5% of the Shares outstanding.

Item 5(c) is hereby amended to add the following:

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past 60 days by the Reporting Persons.  All of such transactions were effected in the open market.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As of the close of business on June 15, 2009, each of WIHP, WITRP and WITRL was a party to certain equity swap arrangements (the “Swap Arrangements”) with a financial institution (the “Bank”) as the counterparty.  Pursuant to these Swap Arrangements, each of WIHP, WITRP and WITRL is obligated to pay to the Bank the equity notional amount on a total of 107,886, 71,934 and 91,000 Shares, respectively, subject to the Swap Arrangements (the “Reference Shares”) as of the beginning of the valuation period (which resets monthly), plus interest.  At the termination of the Swap Arrangements, the Bank is obligated to pay to each of WIHP, WITRP and WITRL the market value of their respective interest in the Reference Shares as of the end of the valuation period.  Any dividends received by the Bank on the Reference Shares during the term of the Swap Arrangements will be paid to WIHP, WITRP and WITRL.  All balances will be cash settled and there will be no transfer to WIHP, WITRP and WITRL of voting or dispositive power over the Reference Shares.  The Swap Arrangements expire on May 5, 2010.  Each of the Reporting Persons disclaims beneficial ownership of the Reference Shares except to the extent of his or its pecuniary interest therein.  The Reference Shares are not included as part of the totals, with respect to Shares, disclosed herein by the Reporting Persons.

CUSIP NO. 55266X100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2009	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

By:	Western Investment LLC
Managing Member

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN FUND LTD.

By:	Western Investment LLC
Investment Manager

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

CUSIP NO. 55266X100

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

BENCHMARK PLUS PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

BENCHMARK PLUS MANAGEMENT, L.L.C.

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

/s/ Robert Ferguson
ROBERT FERGUSON

/s/ Scott Franzblau
SCOTT FRANZBLAU

CUSIP NO. 55266X100

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share ($)	Date of Purchase

WESTERN INVESTMENT HEDGED PARTNERS L.P.

17,000	10.8818	06/11/09
20,000	10.8650	06/12/09
50,000	10.8656	06/15/09

WESTERN INVESTMENT LLC
None

WESTERN INVESTMENT ACTIVISM PARTNERS LLC
None

WESTERN INVESTMENT TOTAL RETURN FUND LTD.
None

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
None

ARTHUR D. LIPSON
None

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
None

BENCHMARK PLUS PARTNERS, L.L.C.
None

BENCHMARK PLUS MANAGEMENT, L.L.C.
None

SCOTT FRANZBLAU
None

ROBERT FERGUSON
None